August 29, 2025

Amos Cohen
Chief Financial Officer
Intercure Ltd.
85 Medinat ha-Yehudim Street
Herzliya, 4676670, Israel

       Re: Intercure Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2024
           Filed May 1, 2025
           File No. 001-40614
Dear Amos Cohen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences